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                                                                    EXHIBIT 99.6

                                 FIRST AMENDMENT

                            DATED AS OF JULY 18, 2003

                                     TO THE

               PEOPLESOFT, INC. 1992 EMPLOYEE STOCK PURCHASE PLAN
                 AS AMENDED AND RESTATED AS OF JANUARY 31, 2000




The PeopleSoft, Inc. 1992 Employee Stock Purchase Plan, as amended and restated as of January 31, 2000 (the "Plan") is hereby further amended effective as of July 18, 2003, in the manner set forth below:

1. A new Section 25 shall be added to the Plan, to read as follows:

"25. Special Offering Period for J.D. Edwards & Company Employees. Employees of J.D. Edwards & Company and its wholly-owned subsidiaries who are otherwise eligible hereunder shall be eligible to participate in a special Offering Period (the "J.D. Edwards Special Offering Period"). The Offering Date for the J.D. Edwards Special Offering Period shall be August 16, 2003. The Exercise Date is December 31, 2003. The per share purchase price for the J.D. Edwards Special Offering Period shall be the lower of: (i) 85% of the fair market value of a share of the Common Stock on such Offering Date; or (ii) 85% of the fair market value of a share of the Common Stock on such Exercise Date. All of the other terms and conditions of the Plan applicable to any Offering Period shall apply to the J.D. Edwards Special Offering Period."

IN WITNESS WHEREOF, this Amendment No. 1 is executed this 13th day of November, 2003.

                                          PEOPLESOFT, INC.


                                          By:  /s/ Anne S. Jordan
                                              -------------------------
                                              Anne S. Jordan
                                              Senior Vice President and
                                              General Counsel